UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Quadra Realty Trust, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

746945104
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 746945104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,331,200 shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,333,700 shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,333,700 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Shares”), of Quadra Realty Trust, Inc., a Maryland corporation (the “Issuer”), with principal executive offices at 622 Third Avenue, 30th Floor, New York, New York, 10017.

Item 2.    Identity and Background

(a) NAME

This statement is filed by Third Avenue Management LLC (“TAM”).  The executive officers of TAM are:

•	David Barse: Chief Executive Officer of TAM.

•	Vincent J. Dugan: Chief Financial Officer of TAM.

•	W. James Hall: General Counsel and Secretary of TAM.

(b) RESIDENCE

The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 32nd Floor, New York, NY 10017.

(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts.  The principal occupation of each of its executive officers is to act in the capacity listed above.

(d) CRIMINAL CONVICTIONS

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) CIVIL PROCEEDINGS

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP

TAM is a limited liability company organized under the laws of the State of Delaware.  Each of its executive officers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts.  Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:  (i) Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $32,543,400.61 to acquire 2,235,800 Common Shares and various separately managed accounts for which TAM acts as investment adviser have expended a total of $1,459,372.41 to acquire 97,900 Common Shares.

TAM plans to use the available capital of these funds and accounts in any future purchase of Common Shares.

Item 4.    Purpose of Transaction

TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes.  TAM currently exercises control or direction over approximately 9.07% of the Common Shares.  TAM’s purchases of Common Shares were made in the ordinary course of business.  The Common Shares over which TAM currently exercises control or direction are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.

On January 29, 2008, the Issuer and Hypo Real Estate Capital Corporation (“HRECC”), a wholly-owned United States subsidiary of Hypo Real Estate Bank International AG, announced the execution of an Agreement and Plan of Merger dated as of January 29, 2008 (the “Merger Agreement”), by and among the Issuer, HRECC and HRECC Sub Inc., a Maryland corporation and a wholly-owned subsidiary of HRECC (“Merger Sub”).  HRECC is the Issuer’s manager and, according to the Issuer’s public filings, beneficially owns approximately 34.7% of the Common Shares. The Merger Agreement provides for a tender offer for the outstanding Common Shares not owned by HRECC followed by the merger of the Issuer into Merger Sub (the “Transaction”).

TAM does not believe the Transaction is in the best interests of the Issuer’s shareholders, and intends to take action to oppose the Transaction including, but not limited to, making public statements in opposition to the Transaction and not tendering its shares in connection with the tender offer.  Accordingly, on February 1, 2008, TAM published an open letter to the Issuer's Board of Directors stating its opposition to the Transaction.  The open letter is attached hereto as Exhibit A.

In addition, TAM may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer including, without limitation, (i) to hold the Common Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, or (iii) to dispose of, or cause to be disposed, any or all of the Common Shares held by it at any time.

In connection with its consideration of various alternatives, TAM may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate its views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.  As part of any such discussions, TAM may suggest changes in, or take positions relating to, the strategic direction of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may be related to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Except as set forth above, TAM has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 2,333,700 Common Shares, constituting approximately 9.07% of the 25,723,780 Common Shares outstanding.

A.       Third Avenue Real Estate Value Fund

(a)         Amount beneficially owned: 2,235,800 Common Shares.
    (b)         Percent of class: 8.69%
    (c)         Number of Common Shares as to which TAM has:

          (i)         Sole power to vote or direct the vote: 2,235,800
          (ii)         Shared power to vote or direct the vote: 0
          (iii)         Sole power to dispose or direct the disposition: 2,235,800
          (iv)         Shared power to dispose or direct the disposition: 0

B.       Third Avenue Management Separately Managed Accounts

(a)         Amount beneficially owned: 97,900 Common Shares.
    (b)         Percent of class: 0.38%
    (c)         Number of Common Shares as to which TAM has:

      (i)         Sole power to vote or direct the vote: 95,400
          (ii)         Shared power to vote or direct the vote: 0
          (iii)         Sole power to dispose or direct the disposition: 97,900
          (iv)         Shared power to dispose or direct the disposition: 0

 (c) A list of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference.  All of the transactions listed on Schedule A were effected in the open market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, TAM does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A:  List of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days.
Exhibit A:  Open Letter to Board of Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008 THIRD AVENUE MANAGEMENT LLC
By:	/s/ W. James Hall
	Name:	W. James Hall
	Title:	General Counsel

Schedule A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit
Third Avenue Management Separately Managed Accounts	Sell	12/12/07	6,400	7.61
Third Avenue Management Separately Managed Accounts	Sell	1/24/08	50,000	8.17

Exhibit A

February 1, 2008

Mr. Juergen Fenk, Director
Mr. Robert H. Mundheim, Chairman of the Board
Mr. Robert R. Glauber, Director
Mr. Thomas F. McDevitt, Director
Ms. Bettina von Oesterreich, Director
Mr. Ronald M. Stuart, Director
Mr. Lawrence A. Weinbach, Director
Mr. Evan F. Denner, President, CEO and Director

c/o Quadra Realty Trust, Inc.
622 Third Avenue, 30th Floor
New York, NY  10017

Dear Directors of Quadra Realty Trust, Inc.,

Third Avenue Management LLC (“TAM”) is the investment advisor for the Third Avenue Real Estate Value Fund and various investment accounts that collectively hold approximately 2.33 million shares of Quadra Realty Trust, Inc. (“Quadra”) common stock which, to the best of our knowledge, represents approximately 9.07% of the outstanding common shares.

TAM was quite surprised by Quadra’s January 29, 2008 announcement that it has entered into a merger agreement with Hypo Real Estate Capital Corporation (“HRECC”) contemplating that HRECC will acquire the 65.3% of Quadra’s outstanding common shares that it does not currently own at a price of $10.6506 per share.  The fact that the consideration to be paid by HRECC (excluding the $0.3494 dividend, which will be funded by Quadra) represents a 33.8% premium over the January 28, 2008 closing price ($7.96) is of little comfort to us.  The acquisition price represents a 24.6% discount to the $14.12 book value per share as of September 30, 2007.

TAM suggests that the best course of action, as opposed to the proposed transaction, may be a formal plan of liquidation which would consist of an orderly sale of the loan portfolio followed by a full liquidation and distribution to shareholders.  It seems obvious that even in the worst case scenario, the entire loan portfolio could be sold for an amount that would generate net proceeds of greater than $10.65 per share.  If the entire portfolio cannot be sold quickly, the loan maturities are relatively short-term, and liquidating distributions could be made to shareholders as proceeds are received from loan payoffs.

The $10.65 per share acquisition price implies a “fair value” for Quadra’s loan portfolio that is approximately $89 million below the carrying value of $653.7 million.  While TAM certainly understands that credit spreads on commercial mortgages, mezzanine loans and bridge loans have widened since Quadra completed its initial public offering in February 2007, it is inconceivable to us that spreads have widened to the point where Quadra’s entire portfolio would be valued on a mark-to-market basis at nearly a 14% discount to the carrying value.  In fact, as of September 30, 2007 (per Quadra’s Form 10-Q filing), the carrying value of Quadra’s twelve commercial construction loans ($312.3 million) was not impaired because “credit spreads on construction loans on larger high end projects to established real estate developers remain stable.”  The 10-Q also stated that Quadra’s “Manager continues to syndicate construction loans into the marketplace at similar spreads.”  The only fair value adjustment noted in the 10-Q related to Quadra’s six mezzanine loans, two bridge loans, and five whole loans.  The total fair value adjustment was $5.68 million on $344.7 million of carrying value (equivalent to approximately $0.22 per common share).  Additionally, according to the 10-Q, at September 30, 2007, the portfolio continued to perform as underwritten and there were no defaults or material changes in the credit quality of any individual asset.

TAM believes that the proposed transaction with HRECC is not in the best interests of Quadra’s shareholders.  It is of particular note to us that HRECC is Quadra’s manager, which, according to public filings, owns approximately 34.7% of Quadra’s outstanding common stock.  It seems totally unconscionable for Quadra to give HRECC, its manager, the opportunity to acquire a portfolio of performing loans at nearly a 14% discount to carrying value, especially considering that only two months prior, Quadra filed its 10-Q and clearly stated that HRECC continued to syndicate loans in the marketplace at similar spreads.  Moreover, Quadra has given HRECC the protections of a “Break-Up Fee” and a “Top-Up Option” (to allow the completion of the transaction by way of a “short-form” merger, which will not require a vote of Quadra’s shareholders).  Every aspect of this transaction, from the tender offer and merger price to the deal protections given to HRECC, appears to be heavily skewed to the benefit of HRECC at the expense of Quadra’s other shareholders.

TAM is dismayed that Quadra chose this form of transaction rather then the myriad of other options that are currently available.  Specifically, before approving a merger with Quadra’s manager that includes deal protections, the board of directors could have considered, among other things, an auction, sale to strategic buyers, or a liquidation as suggested above.  The board of directors’ intention to “seek superior proposals” for 30 days (as stated in the January 29, 2008 press release) seems like a half-hearted effort that is doomed to fail due to Quadra’s structure as a REIT with an external manager.

For all of the reasons expressed in this letter, TAM opposes the proposed transaction.  TAM intends to withhold tendering its shares in the proposed tender offer and will encourage other Quadra shareholders to do the same. In addition, TAM urges Quadra’s board of directors to reconsider your approval of the proposed transaction with HRECC and to consider an alternate plan that will maximize value for ALL shareholders.

Thank you for your attention to this very important matter.  We look forward to seeing the board of directors acting in the best interests of all Quadra shareholders.

Very truly yours,

Michael H. Winer
Senior Portfolio Manager